CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                August 27, 2010


Houghton  R.  Hallock  Jr.,  Esq.
Division  of  Investment  Management
Securities  and  Exchange  Commission
100  F  Street,  N.E
Washington,  D.C.  20549

Re:     First Trust High Income Long/Short Fund (the "Fund")
                  (File Nos. 333-168186; 811-22442)

Dear  Mr.  Hallock:

     We received your comments regarding the Registration Statement for the above captioned Fund in your letter of August 23, 2010. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

GENERAL
-------

     1. PLEASE IDENTIFY AND BRIEFLY COMPARE OTHER FUNDS WITH A SIMILAR "LONG/SHORT" INVESTMENT STRATEGY THAT INVEST PRINCIPALLY IN HIGH-YIELD CORPORATE DEBT.

     Response: The Fund's sub-advisor, MacKay Shields LLC, acts as sub-advisor to the MainStay High Yield Opportunities Fund (the "MainStay Fund"). The MainStay Fund is an open-end fund which is managed in a similar manner to that proposed for the Fund. The MainStay Fund utilizes a long/short investment strategy, invests in high-yield corporate debt and utilizes the Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index as its benchmark index. Invesco High Yield Investments Fund, Inc. is another example of a closed-end fund which invests in high-yield corporate debt and has the ability to short securities. In addition, there are various other examples of other funds, both open-end and closed-end, that have the ability to short securities.


     2. A CONSIDERABLE AMOUNT OF NUMERICAL AND OTHER INFORMATION REQUIRED TO BE INCLUDED IN THE PROSPECTUS AND SAI HAVE BEEN OMITTED AND SHOULD BE ADDED BY PRE-EFFECTIVE AMENDMENT.

     Response: Numerical and other relevant information has been added to the prospectus and is submitted herewith with pre-effective Amendment No. 1 to the Registration Statement.


     3. WE BELIEVE THAT RULE 35D-1 APPLIES TO FUNDS WITH THE TERM "HIGH YIELD" IN THEIR NAME AND, CONSEQUENTLY, THE FUND IS SUBJECT TO THE 80% INVESTMENT REQUIREMENT SET FORTH IN THE RULE. ACCORDINGLY, PLEASE CHANGE THE FUND'S NAME OR ITS INVESTMENT POLICIES, AS APPROPRIATE, TO CONFORM WITH THE RULE.

     Response: Based upon our telephone conversation on August 25, 2010 it is our understanding that this comment has been withdrawn.


PROSPECTUS
----------

     4. COVER PAGE - PLEASE CONDENSE AND SIMPLIFY THE SUMMARY INFORMATION REGARDING THE FUND'S INVESTMENT STRATEGY AND LEVERAGE PROGRAM TO MORE FULLY COMPLY WITH THE PLAIN ENGLISH REQUIREMENTS SET FORTH IN RULES 421(D)(1) AND (2) UNDER THE SECURITIES ACT. PLEASE ALSO ASSURE THAT THE FOREGOING AND OTHER INFORMATION THAT IS NOT REQUIRED TO BE INCLUDED ON THE COVER PAGE DOES NO IMPEDE UNDERSTANDING OF THE REQUIRED INFORMATION. SEE ITEM 1.2 OF FORM N-2.

     Response: The summary information contained on the cover page of the prospectus has been condensed and simplified as you have requested to more fully comply with the plain English requirements set forth in Rules 421(d)(1) and (2) under the Securities Act. In addition, the changes made to the cover page of the prospectus and other information that is not required to be included on the cover page does not impede understanding of the required information.


     5. COVER PAGE - WE ARE NOT FAMILIAR WITH THE BANK OF AMERICA MERRILL LYNCH U.S. HIGH YIELD MASTER II CONSTRAINED INDEX ("INDEX") REFERRED TO IN THE DISCUSSION OF THE FUND'S INVESTMENT STRATEGY. PLEASE BRIEFLY DESCRIBE THE INDEX HERE. PLEASE ALSO PROVIDE A MORE DETAILED DESCRIPTION OF THE INDEX AT AN APPROPRIATE LOCATION LATER IN THE PROSPECTUS - INCLUDING, FOR EXAMPLE, ITS INCEPTION DATE, THE EXTENT TO WHICH IT IS WIDELY KNOWN AND USED, THE NUMBER OF ISSUERS OR ISSUES IT COMPRISES, AND THE BASIS FOR CONCLUDING THAT IT IS APPROPRIATE TO USE THE INDEX IN SELECTING PORTFOLIO SECURITIES FOR THE FUND OR AS A COMPARATIVE INDICATOR. SEE ALSO COMMENT 11 BELOW.

     Response: In keeping with our response to comment no. 4, in our discussion of the Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index on the cover we have included a cross-reference to page 1 of the prospectus for a description of the Index. On page 1 of the prospectus we have included the following language:

     "The Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index") is a market value-weighted index of all domestic and Yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the Index have maturities of one year or more and have a credit rating lower than "BBB-/Baa3," but are not in default. The Index contains all the securities that are included in the Bank of America Merrill Lynch U.S. High Yield Index, which is a broad based index that tracks the performance of U.S. dollar-denominated below-investment grade debt issued in the U.S. domestic market. However, the benchmark Index is "constrained" in that the total allocation to an individual issuer does not exceed 2% of the Index. The inception date of the benchmark Index is December 31, 1996, and it contains 2,017 securities as of July 31, 2010."


     6. COVER PAGE - THE COVER PAGE STATES THAT THE FUND MAY NOT BE ABLE TO FULLY IMPLEMENT ITS INVESTMENT STRATEGY BECAUSE OF CERTAIN UNSPECIFIED REGULATION ON SHORT SELLING ACTIVITIES. PLEASE PROVIDE MORE DETAILED INFORMATION ABOUT THE REGULATIONS IN QUESTION AT AN APPROPRIATE LOCATION LATER IN THE PROSPECTUS. FURTHER IN THIS REGARD, PLEASE EXPLAIN IN GENERAL TERMS HOW AND THE EXTENT TO WHICH IT IS EXPECTED THESE REGULATIONS MIGHT IMPACT THE FUND'S INVESTMENT STRATEGY.

     Response: Based upon your suggestion in our telephone conversation on August 18, 2010, we have removed language on the cover with respect to regulations on short selling activities and have added the following language to "Short Selling Risks" appearing in both the "Prospectus Summary" and "Risks" sections of the prospectus:

     "The SEC recently proposed certain restrictions on short sales. If the SEC's proposals are adopted, they could restrict the Fund's ability to engage in short sales in certain circumstances. In addition, regulatory authorities in the United States or other countries may adopt bans on short sales of certain securities, either generally, or with respect to certain industries or countries, in response to market events. Restrictions and/or bans on short selling may make it impossible for the Fund to execute certain investment strategies."


     7. COVER PAGE - PLEASE ADD A PROMINENT STATEMENT AND CROSS REFERENCE TO THE EFFECT THAT THE FUND'S INVESTMENTS ARE CONSIDERED TO BE SPECULATIVE. SEE ITEM 1.1.J. OF FORM N-2.

     Response: As originally filed, the front cover of the prospectus contained the following sentence: "Below-investment grade fixed-income securities are commonly referred to as "high-yield" or "junk" bonds and are considered speculative with respect to the issuer's capacity to pay interest and repay principal." We have modified the sentence, as set forth below, added a cross-reference to "Risks - Credit and Below-Investment Grade Securities Risk" and have set the sentence in bold face type.

     "THE FUND'S INVESTMENTS IN BELOW-INVESTMENT GRADE FIXED-INCOME SECURITIES ARE COMMONLY REFERRED TO AS "HIGH-YIELD" OR "JUNK" BONDS AND ARE CONSIDERED SPECULATIVE WITH RESPECT TO THE ISSUER'S CAPACITY TO PAY INTEREST AND REPAY PRINCIPAL. See "Risks-Credit and Below-Investment Grade Securities Risk.""


     8. PRICE TABLE - PLEASE REVISE THE TABLE AS NECESSARY TO COMPLY FULLY WITH
ITEM 1.1.G. OF FORM N-2. IT WOULD APPEAR, FOR EXAMPLE, THAT THE INFORMATION IN THE LINE ITEM WITH THE CAPTION "ESTIMATED OFFERING COSTS" SHOULD BE MOVED TO A FOOTNOTE AND THE INFORMATION IN FOOTNOTES 2 AND 3 SHOULD BE REARRANGED AS NEEDED FOR CONSISTENCY. SEE INSTR. 2 AND 6 OF ITEM 1.1.G.

     Response: In response to Item 1.1.g., we have deleted the "estimated offering costs" line item to the Price Table and have rearranged footnotes 2 and 3 to correspond to the Price Table.


     9. PRICE TABLE - IN SEPARATE EDGAR CORRESPONDENCE, PLEASE CITE APPLICABLE PRECEDENT FOR THE DIFFERENT KINDS OF COMPENSATION IDENTIFIED IN FOOTNOTE 3 TO THE PRICE TABLE TO BE PAID QUALIFYING UNDERWRITERS AS A SALES INCENTIVE OR STRUCTURING FEES, OR, ALTERNATIVELY, SOME OTHER KIND OF ADDITIONAL COMPENSATION. SEE ALSO COMMENT 14 BELOW.

     Response: Footnote 3 has been re-numbered as footnote 2 to the price table and has been amended to read as follows:

     "(2) The Advisor and the Sub-Advisor (and not the Fund) have agreed to pay from their own assets a structuring fee to each of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. The Advisor and the Sub-Advisor (and not the Fund) may also pay certain qualifying underwriters a structuring fee, sales incentive fee, or additional compensation in connection with the offering. Each of the Advisor and the Sub-Advisor will be responsible for one-half of such additional compensation and fees. See "Underwriting.""

     These arrangements are quite common in closed-end fund underwritings across a spectrum of issuers. Recent closed-end funds which have included similar language include the Nuveen Build America Bond Fund, Western Asset Mortgage Defined Opportunity Fund Inc., ING Infrastructure Industrials and Materials Fund, Federated Enhanced Treasury Income Fund, Nuveen Mortgage Opportunity Term Fund, Seligman Premium Technology Growth Fund, Nuveen Enhanced Municipal Value Fund, Tortoise Power and Energy Infrastructure Fund, Western Asset Investment Grade Defined Opportunity Trust, Eaton Vance National Municipal Opportunities Trust and Western Asset Municipal Defined Opportunity Trust Inc.


     10. INVESTMENT OBJECTIVE AND POLICIES - THE DISCUSSION OF THE FUND'S PRINCIPAL STRATEGIES RELATING TO DERIVATIVES, AT PAGE 1, NEEDS TO BE REVISED SUBSTANTIALLY TO DISCLOSE THE FOLLOWING, AMONG OTHER THINGS, IN GREATER
PARTICULARITY: THE PRINCIPAL TYPES OF DERIVATIVES TO BE USED BY THE FUND, HOW THOSE INVESTMENTS WILL BE MANAGED, AND THE AMOUNT INVESTED IN THE DERIVATIVES STRATEGY. SEE LETTER DATED JULY 30, 2010, FROM BARRY D. MILLER, DIVISION OF INVESTMENT MANAGEMENT, TO KARRIE MCMILLAN, INVESTMENT COMPANY INSTITUTE RE "DERIVATIVES-RELATED DISCLOSURES BY INVESTMENT COMPANIES."

     Response: With respect to the derivatives discussion appearing on page 1 of the prospectus we have revised the language as follows:

     "Under normal market conditions, the use of derivatives by the Fund, other than for hedging purposes, will not exceed 30% of the Fund's Managed Assets. The Fund's principal investment in derivative instruments will include investments in credit default swaps, structured notes, special purpose vehicles, futures transactions, options and options on futures as well as certain currency and interest rate instruments such as foreign currency forward contracts, currency exchange transactions on a spot (i.e., cash) basis, put and call options on foreign currencies and interest rate swaps. An investment by the Fund in credit default swaps, structured notes and special purpose vehicles will allow the Fund to obtain economic exposure to certain credits without having a direct exposure to such credits. The Fund may also enter into futures contracts on securities or currencies. A futures contract is an agreement to buy or sell a security or currency (or to deliver a final cash settlement price in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract), for a set price at a future date. As an example, the Fund may purchase or sell exchange traded U.S. Treasury futures to alter the Fund's overall duration as well as its exposure to various portions of the yield curve. In addition, the Fund may purchase "call" and "put" options and options on futures contracts for hedging or investment purposes and may engage in interest rate swaps to minimize the Fund's exposure to interest rate movements. See "The Fund's Investments - Investment Practices - Strategic Transactions" and "Risks - Derivatives Risk."

     The Fund's investments may be denominated in U.S. dollars or in foreign currencies. In order to minimize the impact of currency fluctuations, the Sub-Advisor may at times hedge certain or all of the Fund's investments denominated in foreign currencies into U.S. dollars. Foreign currency transactions in which the Fund is likely invest include foreign currency forward contracts, currency exchange transactions on a spot (i.e., cash) basis, and put and call options on foreign currencies. These transactions may be used to gain exposure to a particular currency or to hedge against the risk of loss due to changing currency exchange rates and may be used for hedging or investment purposes. See "The Fund's Investments - Investment Practices - Strategic Transactions" and "Risks - Derivatives Risk."


     11. INVESTMENT OBJECTIVES AND POLICIES - THE PROSPECTUS STATES, AT PAGE 2, THAT THE FUND'S INVESTMENTS IN SECURITIES RATED BELOW "B-" BY S&P OR FITCH'S, OR SECURITIES OF A COMPARABLE QUALITY OR RATING, WILL GENERALLY BE LIMITED TO AN AMOUNT THAT IS NO MORE THAN 5% ABOVE THEIR APPROXIMATE WEIGHTING IN THE INDEX. PLEASE PROVIDE MORE DETAILED INFORMATION TO CLEARLY AND FULLY EXPLAIN WHAT THIS STATEMENT MEANS. PLEASE DISCLOSE, FOR EXAMPLE, THE SPECIFIC NUMBER OR AMOUNT WHICH REPRESENTS THE "APPROXIMATE WEIGHTING" OF THESE SECURITIES IN THE INDEX.

     Response: We have added the following language to the paragraph on page 3 of the prospectus which discusses the Fund's investment in securities rated below "B-."

     "The approximate aggregate weighting of the Index in securities rated below B-/B3 has ranged from a minimum of approximately 6.3% of the Index at December 31, 1996 (inception), to a maximum of approximately 25.5% at July 31, 2009. As of July 31, 2010, the aggregate weighting of such securities was approximately 18.3%. By way of example, based on the aggregate weighting of such securities as of July 31, 2010, the Fund could invest up to 23.3% of its Managed Assets in securities rated below B-/B3 (Index weighting plus 5%) if the Fund chose to maximize its investment in such securities."


     12. SUMMARY OF FUND EXPENSES - AT PAGE 17, PLEASE DELETE THE PHRASE "AND RELATED FOOTNOTES" FROM THE SECOND SENTENCE OF THE INTRODUCTION TO THE FEE TABLE AND ADD "FOR THE CURRENT FISCAL YEAR" AT THE END OF THE SENTENCE. PLEASE ALSO DELETE THE WORDS "ARE BASED ON ESTIMATED AMOUNTS FOR THE FUND'S FIRST FULL YEAR OF OPERATIONS AND "FROM FOOTNOTE 4.

     Response: The phrase "and related footnotes" in the second sentence of the introduction to the fee table has been removed and "for the current fiscal year" has been added at the end of the sentence. In addition, the words "are based on estimated amounts for the Fund's first full year of operations" has been deleted from the first paragraph following the footnotes to the fee table.


     13. THE FUND'S INVESTMENTS - THE PROSPECTUS STATES, AT PAGE 20 UNDER THE HEADING "PORTFOLIO CONSTRUCTION," THAT THE SUB-ADVISOR SCREENS SOME 250 TO 350 ISSUERS, BUT FOCUSES ON APPROXIMATELY 120 TO 160 ISSUERS CONSTITUTING A "CORE," OR "MODEL," PORTFOLIO. PLEASE EXPAND THIS SECTION TO DISCLOSE THE APPROXIMATE NUMBER OF ISSUERS THE FUND IS EXPECTED TO OWN AT ANY TIME AND THE EXTENT TO WHICH THE FUND'S PORTFOLIO IS EXPECTED TO COINCIDE WITH THE MODEL PORTFOLIO.

     Response: We have added the following text to the end of the prospectus section "The Fund's Investments - Investment Philosophy and Process - Portfolio Construction" appearing on page 25 of the prospectus:

     "The investment team anticipates that there would be approximately 125 to 200 issues in the Fund's portfolio at any given time. The Fund's portfolio is expected to differ from the model portfolio because of several factors, including its primary investment objective of income (rather than total return), investment in U.S. Treasury securities and shorter maturity high-yield securities that are not in the model, and different liquidity considerations than are in the model. It is generally anticipated that there will be a correlation of approximately 70% with the model portfolio."


     14. UNDERWRITING - THE SECTION ENTITLED "UNDERWRITING - OTHER RELATIONSHIPS" NEEDS TO BE REVISED SUBSTANTIALLY TO FULLY AND CLEARLY DESCRIBE, AN DIFFERENTIATE AMONG, THE "UP-FRONT FEE," STRUCTURING FEES," "INCENTIVE FEES," AND VARIOUS OTHER TYPES OF COMPENSATION THE ADVISOR AND SUB-ADVISOR WILL PAY DIFFERENT PERSONS, SOME OF WHOM ARE NOT IDENTIFIED, AS WELL AS THE UNDERWRITERS AND CERTAIN QUALIFYING UNDERWRITERS. THE DESCRIPTION OF THE FUND'S UNDERWRITING ARRANGEMENTS AND RELATED COMPENSATION CURRENTLY PROVIDED BY THE PROSPECTUS IS MUCH TOO GENERAL AND VAGUE.

     Response: The section entitled "Underwriting - Other Relationships" has been renamed "Underwriting - Additional Compensation" and the text has been replaced with the following:

     "The Advisor and the Sub-Advisor (and not the Fund) have agreed to pay to each of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. from their own assets, a structuring fee for advice relating to the structure, design and organization of the Fund as well as services related to the sale and distribution of the Fund's Common
Shares in the amount of $   , $   , $   , $   and $   , respectively. If the
over-allotment option is not exercised, the structuring fee paid to Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Raymond James &
Associates, Inc. will not exceed   %,   %,   %,   % and   %, respectively, of
the total public offering price.

     The Advisor and the Sub-Advisor (and not the Fund) may pay certain qualifying underwriters a structuring fee, sales incentive fee or additional compensation in connection with the offering.

     Each of the Advisor and the Sub-Advisor will be responsible for one-half of such structuring fee, sales incentive fee or additional compensation.

     In contrast to the underwriting discounts and commissions (earned under the underwriting agreement by the underwriting syndicate as a group), the structuring fee will be earned by and paid to Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. by the Advisor and the Sub-Advisor for advice relating to the structure, design and organization of the Fund, including without limitation, views from an investor market and distribution perspective on (i) investment policies to consider in light of today's market, (ii) the amount and nature of economic and/or financial leverage that could be accepted by the potential investor community, (iii) marketing issues with respect to investments in non-investment grade securities,
(iv) marketing issues with respect to utilization of a long/short strategy and
(v) the overall marketing and positioning for the Fund's initial public offering. These service provided by Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. to the Advisor and the Sub-Advisor are unrelated to the Advisor's and the Sub-Advisor's function of providing management and administrative services to the Fund."

     As noted in response to comment no. 9, the language added to the prospectus in response to this comment no. 14 is substantially similar to language contained in the prospectuses for the closed-end funds referenced in response to comment no. 9.


     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.


                                     Very truly yours,

                                     CHAPMAN AND CUTLER LLP


                                     By /s/  Brian  D.  Free
                                        ---------------------------------
                                        Brian  D.  Free

Enclosures